Exhibit 99.1

Altshuler Shaham Selects Sapiens for the Operation and Automation of its Provident and Pension Funds

January 5, 2021 - Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has been selected to automate and operate Altshuler Shaham’s provident and pension funds for the next three years. Altshuler Shaham, Israel’s largest investment house and fastest growing provident and pension funds, reported massive growth in both assets and number of members during the first 3 quarters of 2020.

As part of its strategic decision to enter the operations sector, Sapiens recently acquired Tiful Gemel company and its activities, which include the management and operation of provident and pension funds. Altshuler Shaham can now benefit from Sapiens’ significant presence and extensive experience in the field of life insurance, long-term savings and pensions, both in Israel and globally. Together with Tiful Gemel, Sapiens provides added value to ensure Altshuler Shaham’s continued growth. Tiful Gemel is an Israeli company immaterial to Sapiens’ revenue or profits.

Despite the COVID-19 crisis, Altshuler Shaham continued to grow in 2020, showing an increase of approximately 112 percent in the number of pension fund members in the third quarter compared to a corresponding quarter last year. The company’s pension fund assets under management also grew by 98 percent of the total of NIS 7.3 billion on November 30, 2019 to a total of NIS 15.73 billion as of November 30, 2020, making Altshuler Shaham’s pension fund the largest among the investment houses in Israel

Yair Lowenstein, CEO of Altshuler Shaham: “This agreement constitutes another leap forward for our pension fund and continues to establish our status as a leading player in the industry. In recent years we took a series of steps to prepare for significant growth. This service agreement with Sapiens is yet another milestone for us. Sapiens’ professionalism and expertise in the field of pensions in Israel and the international arena are unique. We look forward to the start of this fruitful relationship.”

Roni Al-Dor, CEO of Sapiens: “We are pleased and excited about this vote of confidence from the management of Altshuler Shaham. Sapiens knowledge and professionalism, in addition to our considerable experience in the local market, and our partnership with Tiful Gemel and its managers, will enable us to contribute significantly to the further growth of Altshuler Shaham’s provident and pension fund.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to nearly 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com